Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

September 22, 2010

Item 3	News Release

The news release was disseminated on September 22, 2010 by Stockwatch, Market Wire and Market News Publishing.

Item 4	Summary of Material Change

The Company announced resource increase and new drilling results at its OJVG Gold Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

Item 9	Date of Report

September 22, 2010

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

September 22, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

RESOURCE INCREASE, NEW DRILLING RESULTS, HIGHER GRADE MASATO UNDERGROUND POTENTIAL, AND TWO NEW DISCOVERIES ENHANCE POTENTIAL OF THE OJVG GOLD PROJECT

Total Measured and Indicated Resources are now 3.17 million ounces gold, up 45% from a year ago, and Inferred Resources are now 0.33 million ounces gold

New drilling results and Masato underground mining possibility confirm significant additional expansion potential of resources and reserves

Golouma Style deposits drilling Highlights:

-	8.26 g/t gold over 11 metres at Golouma South
-	4.15 g/t gold over 12 metres at Golouma South
-	11.18 g/t gold over 7 metres at Kourouloulou
-	49.82 g/t gold over 7 metres at Kourouloulou
-	8.02 g/t gold over 11 metres at Kerekounda
-	10.19 g/t gold over 3 metres at Kerekounda

Masato Style deposits drilling Highlights:

-	1.26 g/t gold over 21 metres at Niakafiri SE
-	2.32 g/t gold over 9 metres at Kobokoto
-	1.59 g/t gold over 12 metres at Kobokoto
-	0.87 g/t gold over 63 metres at Kobokoto
-	3.62 g/t gold over 13 metres at Koutouniokollo – New discovery
-	2.40 g/t gold over 10 metres at Kinemba – New discovery

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to report several separate positive developments from current and continuing work on the OJVG Gold Project in eastern Sénégal, West Africa. Earlier this year, the government of Sénégal granted OJVG a 15 year renewable mining license, paving the way for construction to begin in 2011 and plant commissioning by Q4 in 2012.

Chet Idziszek, President and CEO, stated:

“We believe the OJVG Gold Project has extraordinary potential for resource growth in the months and years ahead,” continued Mr. Idziszek. “In addition to the nine known gold deposits and two new bulk tonnage discoveries, all of which remain open for expansion, there is unrealized higher grade underground potential at Masato. Also, the project contains numerous exploration targets that warrant drilling to assess their potential. The items set out in today’s announcement provide wide-ranging and consistent support for these beliefs. Our work is ongoing on all these fronts, and we expect to continue an abundant flow of information from the OJVG Gold Project throughout the months to come.”

“A further comprehensive project update utilizing information obtained to year-end 2010 will be based on optimized engineering studies and drilling designed to expand and upgrade resources and reserves. It will include aggressive drilling that will focus on expanding high grade underground potential at the Golouma deposits and at Masato as well, in addition to evaluating heap leach mining potential for lower grade material. Value engineering studies that are examining opportunities to further improve recoveries and reduce capital costs are also ongoing. The estimated budget for this full program to mid 2011 exceeds $30 million.”

Resource Increase

OJVG has now received the full resource update completed by DRA Americas Inc. (“DRA”) for the Niakafiri Southeast deposit and the initial resource estimate at the Niakafiri Southwest and Kobokoto deposits (these results were not available at the time of the July 15th announcement of the resource update for Masato and the Golouma deposits). DRA’s resource update shows a supplementary increase from 142,400 inferred ounces to 307,242 ounces of indicated resources and 56,651 ounces of inferred resources for these three deposits.

In summary, as shown on the following table, OJVG’s total measured and indicated project resources exceed 3.166 million ounces of gold – a 45% increase from the July 2009 estimate. In addition, the inferred resources total 328,000 ounces of gold.

MINERAL RESOURCE TABLE – SEPTEMBER 2010

Combined Masato Style Bulk Tonnage & Golouma Style Higher Grade Deposits (0.4 g/t gold cut-off grade for open pit and 1.0 g/t gold cut-off grade for underground)
Deposit Type	Category	Tonnes	Gold Grade	Contained Gold
		(‘000’s)	(g/t)	(ozs)

Golouma Style	Indicated	10,533	3.59	1,218,100
	Inferred	1,116	4.15	148,900

Masato Style	Measured	28,551	1.27	1,161,705
	Indicated	25,917	1.02	786,229
	Inferred	5,067	1.11	178,681

T O T A L	Measured	28,551	1.27	1,161,705
	Indicated	36,450	1.76	2,004,329
	Measured & Indicated	65,001	1.58	3,166,034
	Inferred	6,183	1.66	327,581

Golouma Style Higher Grade Deposits

These include Golouma South, Golouma West, Kerekounda and Kourouloulou whose open pit and underground mineable reserves (estimated to an average 250-metre vertical depth) total 0.96 million ounces of gold grading 4.06 g/t which have been derived from the corresponding indicated resources totalling 1.22 million ounces of gold. These four deposits are located within a 3 x 2 kilometres cluster on the east flank of the northeast trending structural corridor that runs through the OJVG Project.

These mesothermal-style shear-hosted greenstone vein deposits are known to extend to considerable depths; for example; at the 50 million ounce Obuassi mine of AngloGold Ashanti resource drilling is testing underground potential (underground mining started in 1907) at a depth of 2.5 kilometres. As such, Oromin believes that the Golouma style deposits’ potential to extend to at least 1 kilometre in depth is not unreasonable and the extrapolated resource potential will be simply a multiple of what has been identified to date. The following table lists new drilling results down dip and below the confines of the calculated reserves and confirms strong, wide and high grade continuity of the deposits. Also see tables 2, 3 and 4 in Oromin’s July 15th 2010 press release for breakdown of mineable reserves.

	Drill	Grid	Azimuth/	From – To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)

GOLOUMA SOUTH	DH-519*	53175N/814942E	110/-60	262-273	11	8.26
				incl.271-272	1	44.86
	DH-523*	53175N/814942E	110/-67	275-280	5	5.55
	DH-848	53200N/814952E	123/-61	257-269	12	4.15
				incl.261-267	6	7.06
	DH-854	53099N814960E	110/-60	245-249	4	5.81
				incl.248-249	1	13.60
				278-280	2	8.52
				349-350	1	199.7

KEREKOUNDA	DH-849	54484N/815298E	055/-69	322-333	11	8.02
				incl.327-332	5	13.85
				370-373	3	7.08
	DH-852	54518N/815257E	060/-62	336-344	8	3.99
				incl.336-337	1	31.48
	DH-855	54505N/815199E	060/-62	372-375	3	10.19

KOUROULOULOU	DH-837	53475N/815309E	030/-65	275-282	7	49.82
				incl.280-282	2	164.47
				incl.281-282	1	287.8
	DH-842	53466N/815280E	030/-65	84-85	1	69.24
	DH-853	53530N/815384E	035/-70	197-204	7	11.18
				incl.203-204	1	65.29
* Previously released but not included in the 2010 Feasibility Study.
Mineralized intervals are based on 1-metre samples utilizing 0.50 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Style Bulk Tonnage Deposits

These are comprised of five oxide-rich bulk tonnage deposits: Masato, Niakafiri Southeast and Niakafiri Southwest, Maki Medina and Kobokoto, of which only the Masato deposit was included in the 2010 Feasibility Study economic analysis. In addition, two new discoveries were recently confirmed at Kinemba and Koutouniokollo. All of these seven deposits, along with MDL’s Sabodala mine deposit, are located over a 13 kilometres extent on the west flank of the northeast trending structural corridor that runs through the OJVG project.

The Masato deposit is the largest on the OJVG Project. It extends over 1.8 kilometres and is comprised of 6 parallel zones, the largest being the 5100 zone and contains mineable reserves of 460,000 ounces of gold at 1.4 g/t within a shallow (125 metres deep) modelled open pit. However, as the measured and indicated resources total 1,640,692 ounces of gold plus an additional 31,148 ounces of inferred resource, only 28% of these resources have been included to date in the reserve pit. Extensive higher grade underground mining potential exists below the modelled pit as shown on the attached Masato 5100 zone long section. This potential mining opportunity was not evaluated in the 2010 Feasibility Study but is now the focus of drilling, the results of which will be included in the next resource and reserve update. These potential underground resources are also open to further expansion at depth. The following list of previously released drill results illustrates thick and high grade intervals located below the modelled Masato pit.

o	6.47 g/t gold over 23 metres in RC-201	o	5.70 g/t gold over 9 metres in DH-335
o	2.18 g/t gold over 43 metres in RC-208	o	2.76 g/t gold over 10 metres in DH-338
o	2.56 g/t gold over 9 metres in DH-270	o	7.89 g/t gold over 7 metres in RC-384
o	3.60 g/t gold over 7 metres in DH-277	o	3.32 g/t gold over 10 metres in RC-408
o	2.56 g/t gold over 28 metres in DH-279	o	3.21 g/t gold over 19 metres in DH-439
o	6.92 g/t gold over 6 metres in RC-295	o	7.22 g/t gold over 4 metres in RC-465
o	8.86 g/t gold over 25 metres in DH-312	o	5.24 g/t gold over 5 metres in DH-736

Results from the other six Masato Style deposits, including the new discoveries at Koutouniokollo and Kinemba further enhance additional open pit resource potential which collectively may, with further drilling, prove larger than the current Masato open pit reserves. The Kinemba and Koutouniokollo discoveries are located two kilometres east and south of the Kobokoto deposit.

A significant portion of the bulk tonnage resources defined to date consist of soft oxide mineralization that allows for expanded mill throughput from 4,500 tonnes per day to 7,400 tonnes per day. In addition, this oxidized material has the potential for low cost heap leach processing, which is currently being evaluated by Ausenco Solutions Canada Inc. Heap leach testing at Masato returned gold recoveries at 82.7%. All six of these deposits are open to further expansion by drilling.

The following table lists new drilling results, all of which could add new resources to the current update.

	Drill	Grid	Azimuth/	From – To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)

Niakafiri SE	RC-790	56194N/13359E	105/-50	4-25	21	1.26
				incl.11-15	4	2.33
				55-62	7	1.22

Kobokoto	RC-778	51530N/10585E	130/-50	17-24	7	1.86
	RC-779	51556N/10554E	130/-50	53-56	3	1.34
	RC-783*	51967N/10860E	130/-50	55-118+	63+	0.87
				incl.61-70	9	1.48
	RC-784*	51993N/10829E	130/-50	78-110+	32+	0.73
				incl.96-103	7	1.05
	RC-786	52023N/10855E	130/-50	79-83	4	1.21
	RC-787	51998N/10886E	130/-50	56-66	10	1.28
	RC-788	51881N/10839E	130/-50	44-56	12	1.59
				incl.49-53	4	2.90
	DH-836	51689N/10860E	130/-50	105-114	9	2.32
				incl.108-110	2	8.61
	DH-838	51993N/10829E	130/-50	47-52	5	1.59

Koutouniokollo	DH-808	50671N/812367E	115/-50	63-71	8	1.97
				incl.68-69	1	8.30
				105-111	6	1.58
	DH-811	50688N/812382E	115/-50	88-94	6	1.49
	DH-813	50689N/812382E	115/-65	98-103	5	3.86
	DH-820	50670N/812351E	115/-65	92-126	34	1.44
				incl.92-95	3	2.90
				and 120-126	6	3.07
	DH-823	50703N/812388E	115/-50	5-19	14	3.29
				incl.14-18	4	5.85
	DH-827	50704N/812387E	115/-65	6-19	13	3.62
				incl.7-8	1	16.82
	DH-831	50671N/812365E	115/-65	127-134	7	1.41
	DH-843	50715N/812319E	115/-65	33-34	1	54.46

	Drill	Grid	Azimuth/	From – To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
Kinemba	DH-795	49400N/811430E	090/-55	46-51	5	1.92
	DH-803	49400N/811300E	090/-55	35-41	6	1.07
				141-151	10	2.40
				incl.142-144	2	7.29
	DH-810	49440N/811375E	090/-55	16-21	5	1.73
				42-49	7	1.64

*Hole ends in mineralization.
Mineralized intervals are based on 1-metre samples utilizing 0.25 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Of particular note are the wide mineralized intervals in drill holes RC-783 and RC-784 both of which ended in mineralization at Kobokoto. These two holes are located near the northernmost portion of the Kobokoto deposit and may represent an area of appreciable thickening of the deposit in this direction.

Value Engineering Initiatives

Along with ongoing drilling programs designed to expand and upgrade existing resources and reserves, value engineering studies are under way. These studies are:

1)	evaluating the four deposits (Niakafiri Southeast and Southwest, Maki Medina and Kobokoto) not included in the feasibility study and incorporate them into future mine plans;

2)	evaluating potential for heap-leach processing; and

3)	examining opportunities to improve recoveries and reduce capital costs.

Technical Protocols – DRA Mineral Resource Estimate

In May 2010, the OJVG engaged DRA to complete mineral resource estimates for the Masato, Maki Medina, Niakafiri SE, Niakafiri SW and Kobokoto Deposits, using drill data collected after the Feasibility Study cutoff dates in Q1 of 2010. For the DRA estimates of these bulk tonnage deposits, only drill data up to June 2010 were utilized.

All of the resources were modeled by OJVG geologists at various cut-off grades depending on the style and depth of mineralization. Ore shells for each mineralized zone were submitted and reviewed by DRA, prior to block modeling. Final measured, indicated and inferred resource tonnage, gold grade and gold content were reported at a 0.40 g/t gold cut off grade. Variogram models were created for all of the grade shell solids and appropriately capped for the purposes of this estimation. All samples were composited to 1 metre and ordinary Kriging was the method of interpolation utilized. The reader is cautioned that the results from the DRA resource estimate were not constrained by an optimized pit shell and a cut off grade of 0.40 g/t gold was used for the purposes of reporting mineral resources that have “reasonable prospects” for economic extraction by an open pit and do not represent mineral reserves.

Qualified Persons

The DRA resource estimate update was prepared by Dexter Ferreira, P. Nat. Sci., a QP as defined by National Instrument 43-101.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.